February 17, 2009

VIA EDGAR AND E-MAIL (JONEST@SEC.GOV)

Division of Corporate Finance
Mail Stop 3030
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Russell Mancuso

Re:           eMagin Corp. (the “Company”)
Amendment No. 8 to
Registration Statement on Form S-1/A (“Form S-1/A”)
Filed February 3, 2009
File No. 333-144865

Dear Mr. Mancuso:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated February 17, 2009, addressed to Mr. Sculley, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form S-1/A.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the Form S-1/A have been referenced.

1.
We note that you have not included updated financial information and that your letter dated February 17, 2009 addresses only the absence of negative differences and trends. Please tell us whether you are aware of any positive material differences or trends with respect to your most recently completed fiscal year and quarter as compared to the results and trends that you currently disclose. Likewise address material positive and negative developments since the end of your last fiscal year

Response:

The Company wishes to note that included in the amended registration statement are the Company’s audited financial statements for the year ended December 31, 2007, as well as interim financial statements and information for the period ended March 31, 2008, June 30, 2008, and September 30, 2008. The Company’s financial statements for the year ended December 31, 2008 are not currently available. The Company is not aware of any positive or negative material differences or trends with respect to the Company’s financial condition, results of operations, or liquidity for the fiscal year ended December 31, 2008 or for the quarter ended December 31, 2008, as compared to prior historical results. Additionally, all positive and negative material developments of which we are aware are set forth in the Company’s filing.

2.	Please file a currently dated opinion.

Response:

The Company has filed a currently dated opinion.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

Date	By:	/s/ Richard A. Friedman, Esq.
Richard A. Friedman, Esq.

cc:  Mr. Paul Campbell,
Chief Financial Officer